October 1, 2010

BY EDGAR SUBMISSION

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C. 20549

Re:	Alpha Natural Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 30, 2010
File No. 1-32331

Dear Mr. Schwall:

Enclosed please find our responses to the comments set forth in the letter dated September 28, 2010 from the Staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), with respect to the Schedule 14A filed March 30, 2010 (the "Proxy Statement") for Alpha Natural Resources, Inc.   References to the "Company", "we", "us" or "our" in this letter refer to Alpha Natural Resources, Inc.   This response letter has been filed on EDGAR, and a copy has been sent by facsimile.

As requested by the Staff, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff's letter.  The Staff's comments are in bold and our responses are in regular type.

1.
Please confirm in writing that you will comply with the following comment relating to your proxy in all future filings, and provide us with an example of the disclosure you intend to use.  After our review of your responses, we may raise additional comments.

Securities and Exchange Commission
October 1, 2010

Response:

In future filings, we will comply with the SEC's requests as described below.

Annual Incentive Performance Plan, page 41

2.
You indicate that the "EBITDA metric accounts for two-thirds of the annual incentive target level" and that the remaining one-third "pertains to individual target levels."  However, you state in the next paragraph that "[o]ne hundred percent of target equates to achieving the budgeted EBITDA" level.  Clarify that apparent discrepancy.  Also, indicate the target levels for the individual targets that account for the remaining one-third.

Response:

The 2009 bonus awards under the Annual Incentive Performance Plan (the "AIP") were originally designed to have the EBITDA metric account for two-thirds of the annual incentive and for one-third to be based on individual goals.  The Company and Individual columns and related sub-columns in the tables on page 41 (Company - Performance and Company - Percent of Base Salary and Individual - Performance and Individual - Percent of Base Salary) of the 2009 proxy statement reflect this design. For example, with the first table on page 41, if performance is at the highest levels (Company performance is at 125% of target and Individual performance at Maximum), the total potential incentive is 125% of which two-thirds (or the 83.33% shown in sub-column two) is from the Company EBITDA metric while one-third (or the 41.67% shown in sub-column four) is from the Individual metric.

The sentence stating "[o]ne hundred percent of target equates to achieving the budgeted EBITDA" was meant to explain the "Company" columns in the tables below it and specifically the correlation between the four Company performance rows in each table, which are shown as percentages of target in the first sub-column of the tables, and the achievement of various levels of EBITDA.  The Individual - Performance sub-column, which has Maximum, Target and Below Target rows, are not related to percentages of achieving "Company" performance (e.g., EBITDA levels).  In other words, using the first table as an example, if 100% of budgeted EBITDA was achieved, then the row under the Company column that includes the "100% of target" applies since this metric was met and the dollar value to be paid for the award in connection with achieving this Company performance metric is 43.50% of base salary.  If only 85% of budgeted EBITDA was achieved, the row under the Company column that includes "85% of target" applies and the dollar value to be paid for the award in connection with achieving the Company performance metric is 16.67% of base salary.  Thus, the Company does not believe there is a discrepancy.

As a result of the merger of Alpha Natural Resources, Inc. and Foundation Coal Holdings, Inc. on July 31, 2009 (the "Merger"), the Company assumed the annual incentive bonus plan (the "AIB") which is described on page 42 of the 2009 proxy statement.  The Company did not make any annual bonus awards for 2010 under the AIP, rather it made annual bonus awards for 2010 under the AIB that was assumed at the time of the Merger.  In future filings, if the Company makes awards under the AIP plan, it will clarify the one hundred percent sentence to read as follows:  "With respect to the Company - Performance sub-column in the tables below, this reflects the percentage of the EBITDA target with one hundred percent of target equating to achieving budgeted EBITDA."

With respect to the individual goals under the AIP, the Merger had a substantial impact on the nature of the roles and responsibilities of our executive officers.  As a result, the compensation committee of the Company's board of directors determined to disregard the individual goals originally developed for the AIP 2009 bonus awards and based pay-out of such awards on EBITDA achievement level. Since they were disregarded, the Company did not believe it material to describe them in its 2009 proxy statement.  In the future, if the Company makes awards under an annual incentive program which contains individual performance goals, it will describe those goals to the extent material to the awards.

Securities and Exchange Commission
October 1, 2010

The Company describes the compensation committee's decision process with the AIP 2009 bonus awards on page 42 of its 2009 proxy statement which is quoted below for your convenience:

"2009 Incentive Payments under the AIP.  In determining whether the performance metrics had been achieved, the compensation committee deemed it necessary to consider the effects of the Merger, the substantial increase to the Company’s size and the substantial increase and changes to the roles and responsibilities of our executive officers, including Messrs. Wood, Kost, and Peelish….The committee determined that the AIP Target [EBITDA target level] was met….The compensation committee then considered the individual performance of each officer and recognized, in particular, the substantial change in the nature of the roles and responsibilities of the officers, including Messrs. Wood, Kost, and Peelish, who had each experienced a significant change and/or increase in responsibilities in their respective areas as a result of the Merger. Messrs. Wood and Kost became the chief financial officer and president, respectively, of a much larger company, and Mr. Peelish, who was the senior vice president, safety and human resources prior to the Merger, became the Company’s executive vice president and chief sustainability officer. In light of the foregoing, the committee determined that it was appropriate to disregard the individual goals established at the beginning of 2009."

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at 276-619-4463.  My fax number is 276-623-4321.

  Sincerely,

/s/  Vaughn R. Groves
Vaughn R. Groves
Executive Vice President and General Counsel

cc:   Kevin S. Crutchfield
Edythe C. Katz
        Tracey L. McNeil